                                                                      EXHIBIT 20

                         [LOGO OF OPTEL APPEARS HERE]

  OPTEL, INC REPORTS RESULTS FOR SECOND QUARTER AND FIRST HALF OF FISCAL 1998

                           POSITIVE EBITDA FOR OPTEL


DALLAS, March 30, 1998 - OpTel, Inc ("OpTel") today announced its unaudited financial results for the second quarter and the first half of the fiscal year ending August 31, 1998 ("fiscal 1998"). Operating and financial highlights (in thousands of dollars where appropriate) are set out below.

OPERATING HIGHLIGHTS - COMPARED TO SECOND QUARTER OF FISCAL 1997

UNITS UNDER CONTRACT
 .   Over 433,000 units under contract, up 48%
 .   40% increase in units under contract for cable television from 265,518 to
    372,138
 .   123% increase in units under contract for telecommunications from 27,373 to
    61,082

CUSTOMER NUMBERS
 .   Cable television customers up 38% to 172,643
 .   Telecommunications lines up 38% to 8,319 lines

PENETRATION
 .   Cable television penetration up 1.7 percentage points from 52.2% to 53.9%
 .   Telecommunications lines penetration up 5.5 percentage points from 41.8% to
    47.3%

                                                                     Three Months Ended
                                           --------------------------------------------------------------------
                                        February        November         Percent          February         Percent
                                        --------        --------         -------          --------         -------
                                        28, 1998        30, 1997         increase         28, 1997         increase
                                        --------        --------         --------         --------         --------
FINANCIAL HIGHLIGHTS

TOTAL REVENUE                             14,639          12,252            19.5%            9,546            53.4%
 Cable television                         13,774          11,473            20.1%            8,834            56.0%
 Telecommunications                          865             779            11.0%              712            21.5%
EBITDA                                       107          (1,485)              -            (1,490)              -

Commenting on the Company's results, Louis Brunel, President and Chief Executive Officer, said:

"Over the last year I was pleased to report strong growth in each quarter. I am excited by a further continuation of this excellent performance in all areas of the Company. We have achieved a great deal in the last year, increasing revenues by over a half and enlarging our contract base by almost the same amount. I am particularly pleased with the speed and efficiency with which we have managed this tremendous growth. As a result of the synergy benefit and cost control we became EBITDA positive during this last quarter, fulfilling another of our promises to the financial community."

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

Mr Brunel continued "I am particularly proud of the fast and efficient manner in which we successfully integrated Phonoscope into our business and the positive results from this acquisition are already beginning to show themselves. As a result of a strong core management infrastructure we were able to absorb this acquisition with a negligible increase in SG&A costs. We have successfully reduced our SG&A expenses to a little over 50% of revenues, compared with 70% one year ago. I am excited by the opportunity which the proposed acquisition of the majority of the ICS assets gives us for further positive and rapid growth. These results demonstrate that our focussed strategy is having a significant and positive impact on our business."

OpTel is the largest provider of private cable television services to residents of MDU developments in the United States and is expanding the telecommunications services it offers to MDU residents. The Company provides cable television services and (in certain markets) telecommunications services, to MDU residents principally under long term contracts with owners of MDUs in eleven major cities (Houston, Dallas - Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles, Miami - Ft. Lauderdale, Tampa and Austin). OpTel is majority owned by Le Groupe Videotron Ltee ("GVL"), owners of the second largest cable television operator in Canada.

                                     # # #

For further information, please contact:

Bertrand Blanchette
Chief Financial Officer
214-637-8716

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
                                                                      OpTel, Inc


FINANCIAL RESULTS  FOR THE SECOND QUARTER OF FISCAL 1998

TOTAL REVENUES.  Total revenues for the second quarter of fiscal 1998 increased
by $5.1 million or 53% to $14.6     million compared to revenues of $9.5 million
for the first quarter of fiscal 1997. Compared to the preceding quarter, total revenues increased by 19% from $12.3 million.

CABLE TELEVISION. Cable television revenues in the second quarter of fiscal 1998 increased by $5.0 million, or 56%, to $13.8 million from $8.8 million in the comparable period in fiscal 1997, reflecting both a 38% increase in the number of customers and a 15% increase in the average monthly revenue per customer which rose from $23.9 in the second quarter of fiscal 1997 to $27.5 in the second quarter of fiscal 1998. Compared to the previous quarter revenue per customer increased by 5% from $26.3. This increase results from a combination of rate increases, a change in mix of customers to favor the cities with higher revenues per customer and, over the last year, increased premium revenues as the Company's pay to basic ratio improved substantially from 68.5% to 83.9%. The Company also continued to grow basic penetration which increased by 1.7 percentage points compared to the second quarter of fiscal 1997. The slight reduction in penetration compared to the previous quarter is not considered to be indicative.

TELECOMMUNICATIONS.   Telecommunications revenues in the second quarter of
fiscal 1998 increased by 21% to $0.9 million, from $0.7 million in the comparable period in the preceding year. The Company enjoyed a respectable rise in telecommunication lines penetration over the comparable period rising 5.5 percentage points to 42.3%. In Houston the Company has almost completed its conversion of properties previously served by PBXs to the central office switch. In addition, the Company is currently testing a further central office switch in Dallas and commercial launch is expect in May 1998. The Company is also reviewing a series of alternatives for rapid switch deployment in other markets.

The reduction in average monthly telephone revenue to $41.6 in the second quarter of fiscal 1998 from $51.3 in the second quarter of the preceding year is largely due to an increase in the proportion of total telephone lines supplied to student accommodation (from 25% of total lines to 35%) where usage is substantially lower than average and has been decreasing. As the number of telephone lines is increased management expect the influence of the lower usage contract to be substantially reduced. After adjusting for this lower usage contract the average monthly revenue per customer increased over the period to $56.4, despite having made substantial rate reductions in fiscal 1997 in line with general market trends. The increase in revenue per subscriber from the previous quarter is partly due to the increase in revenue generated by the conversion of subscribers to the central office switch.

COST OF SERVICES. Gross margins improved by 1.1 percentage points over the same period last year, reflecting an increase in basic cable margins, an improvement of telecommunications margins in respect of customers served by the Houston central office switch, partially offset by an increase in the penetration of lower margin premium services.

EXPENSES. Expenses (customer support, general and administrative expenses) were $7.9 million for the second quarter of fiscal 1998 compared to $6.6 million in the second quarter of fiscal 1997. The increase in customer support, general and administrative expenses was in line with the Company's budget and was largely due to an increase in personnel associated with the expansion of the Company's operations and recruitment for the roll out of the Company's telecommunications services. Despite the considerable increase in the scale of the business, management has exercised tight control and the level of expenses have been constant over the last three quarters.

EBITDA. Tight expense control combined with a sharp increase in revenues resulted in the Company reporting break even EBITDA results this quarter. The Company's EBITDA for the quarter amounted to $107,000, compared to negative EBITDA of $1.5 million in the preceding quarter and a similar level of negative EBITDA in the comparable quarter of the preceding year. The Company's management believes this is a sustainable positive trend.

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                                                                      OpTel, Inc


FINANCING. Interest expense (net of interest income and amounts capitalized) was $11.1 million for the second quarter of fiscal 1998, an increase of $6.3 million over net interest expense of $4.8 million for the second quarter of fiscal 1997, reflecting the increase in the Company's net debt incurred principally to fund the build out of its network. In December 1997 the Company executed a $150 million senior credit facility with a syndicate of lenders in order to provide for its financial needs for approximately the next eighteen months. Under the terms of this facility $125 million was drawn down at closing of the facility and placed on deposit. Debt, net of cash and amounts held in escrow under the terms of the Company's Senior Notes due 2005, amounted to $169.4 million at February 28, 1998. This amount excludes $139.2 million of convertible debt payable to the parent Company which will be shortly converted into preferred shares.


------------------------------------------------------------------------------------------------------------------------------
                                                                 February      May 28,    August 31,     November     February
                                                                 28,1997        1997         1997        30, 1997     28,1998

Cable television
   ----------------------------------------------                --------     --------     --------      --------     --------
Units under contract                                              265,518      280,683      295,149       361,873      372,138
As a % of market (Note 1)                                           10.6%        11.2%        11.8%         14.5%        14.9%
Units passed                                                      239,801      252,481      254,032       314,744      320,288
Basic subscribers                                                 125,090      134,147      132,556       170,646      172,643
Penetration                                                         52.2%        53.1%        52.2%         54.2%        53.9%
Pay to basic ratio (Note 2)                                         68.5%        69.9%        72.7%         85.2%        83.9%
Average monthly revenue per subscriber (Note 3)                  $   23.9     $   25.0     $   25.0      $   26.3     $   27.5

Telecommunications
   ----------------------------------------------                --------     --------     --------      --------     --------

Units under contract                                               27,373       29,934       39,831        49,938       61,082
As a % of market (Note 1)                                            1.1%         1.2%         1.6%          2.0%         3.4%
Units passed                                                       14,416       15,248       16,572        17,120       17,551
Subscribers                                                         4,791        5,080        6,825         6,922        6,932
Lines                                                               6,039        6,403        8,190         8,306        8,319
Penetration (subscribers)                                           33.3%        33.3%        41.2%         40.4%        39.4%
Penetration (lines)                                                 41.8%        41.9%        49.4%         48.5%        47.3%
Average monthly revenue per subscriber (Note 3)                  $   51.3     $   53.2     $   40.3      $   37.8     $   41.6
                                                                 --------     --------     --------      --------     --------
-------------------------------------------------------------------------------------------------------------------------------

Notes:
1. Based on an estimated 2.5 million units in MDUs with greater than 150 units located in the Company's markets as estimated by REIS Reports Inc and updated using Company estimates as necessary
2. In common with most other cable television providers the Company has revised the method of reporting premium penetration to include all premium units in the calculation. Historically the calculation excluded premium channels that were provided to customers as part of an expanded basic line up or other special arrangements.
3.  Calculated quarter by quarter

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                                                                      OpTel, Inc


UNAUDITED STATEMENT OF OPERATIONS
(US$ IN THOUSANDS - UNDER US GAAP)
                                                                        QUARTER ENDED                     SIX MONTHS ENDED
                                                                         FEBRUARY 28,                       FEBRUARY 28,
                                                                    1998              1997             1998              1997
REVENUES
Cable Television                                                  $ 13,774          $  8,835         $ 25,247          $ 17,208
Telecommunications                                                     865               711            1,644             1,413
                                                                  --------          --------         --------          --------

                                                                    14,639             9,546           26,891            18,621
Cost of services                                                    (6,654)           (4,437)         (12,419)           (8,701)
                                                                  --------          --------         --------          --------

Gross profit                                                         7,985             5,109           14,472             9,920
General operating expenses                                          (7,878)           (6,599)         (15,850)          (12,267)
                                                                  --------          --------         --------          --------

EBITDA                                                                 107            (1,490)          (1,378)           (2,347)
Depreciation and amortization                                       (5,753)           (3,061)         (10,759)           (5,820)
Net interest expense                                               (12,112)           (4,849)         (21,885)           (8,126)
                                                                  --------          --------         --------          --------

NET LOSS                                                          $(17,758)         $ (9,399)        $(34,022)         $(16,293)
                                                                  --------          --------         --------          --------

UNAUDITED CONSOLIDATED BALANCE SHEETS
(US$ in thousands - under US GAAP)                                                                          FEBRUARY 28,
                                                                                                       1998              1997
ASSETS
Cash and short term investments                                                                      $129,542          $135,015
Restricted investments                                                                                 54,509            79,803
Property, Plant & Equipment                                                                           203,778           122,041
Other assets                                                                                          117,342            80,822
                                                                                                     --------          --------
Total                                                                                                $505,171          $417,681
                                                                                                     ========          ========

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable & other liabilities                                                                 $ 26,166          $ 19,357
Drawn portion of long term bank debt                                                                  125,000                 -
Notes payable & deferred acquisition liabilities                                                      228,423           227,331
                                                                                                     --------          --------

Total liabilities                                                                                     379,589           246,688

Convertible Notes payable to stockholder                                                              139,244           121,006
Stockholders' Equity                                                                                  (13,662)           49,987
                                                                                                     --------          --------
Stockholders' Equity and other capital contributions                                                  125,582           170,993
                                                                                                     --------          --------
Total                                                                                                $505,171          $417,681
                                                                                                     ========          ========

THE FOREGOING INCLUDES CERTAIN FORWARD LOOKING STATEMENTS THAT ARE IDENTIFIED BY WORDS SUCH AS "EXPECT" AND SIMILAR EXPRESSIONS. ACHIEVEMENT OF SUCH EXPECTATIONS IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHERS, THE AVAILABILITY OF ADDITIONAL FINANCING ON A TIMELY BASIS AND ON REASONABLE TERMS, OBTAINING VARIOUS REGULATORY APPROVALS AND SUCCESSFUL MANAGEMENT OF THE COMPANY'S EXPANSION PLANS.

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